Exhibit 99.4

Proxy Form – Annual Meeting of Shareholders – April 8, 2021

Notes to Proxy Form

1.

As a shareholder, you have the right to appoint a proxyholder other than management’s nominees, to attend, vote and act on your behalf at the meeting. Your proxyholder does not have to be a shareholder. Simply insert the name of your proxyholder in the space provided. All proxy appointments must be registered with AST Trust Company (Canada) (AST), our transfer agent, by calling AST at 1 866 751-6315 (within North America) or 1 212 235-5754 (outside North America). AST will provide your proxyholder with a control number to vote during the meeting. If you do not insert a name in the box, then John P. Manley, Chair of the Board and Victor G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

2.

If you are an individual shareholder, this proxy must be signed by you or an attorney authorized by you in writing. If the shareholder is a corporation, the proxy should be signed by its authorized officer(s). Individuals signing on behalf of a corporation, trust, estate or under a power of attorney or similar authority, should state the capacity in which they sign. Proof of authority to sign may be required.

3.	This Proxy Form revokes any proxy previously given for the meeting.
4.	If this Proxy Form is not dated, it will be considered dated on the day it is mailed to the shareholder.
5.

The shares represented by a properly executed Proxy Form will be voted for or against or withheld from voting or the proxyholder may abstain, as applicable, in each case as instructed by the shareholder. This Proxy Form confers discretionary authority on the proxyholder to vote as he or she wishes on each matter set out on this Proxy Form, if no choice is specified, and on any amendments or other matters properly brought before the meeting. If you or your proxyholder do not give specific instructions, your shares will be voted FOR items 1, 2 and 3 and AGAINST item 4.

6.

If you mark the ABSTAIN box, you are directing your proxyholder to ABSTAIN from voting FOR or AGAINST that matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the required majority of votes has approved the shareholder proposal. The number of abstentions will be reported in the voting results.

7.	For your shares to be voted (or withheld from voting), you must sign and return this Proxy Form or vote by one of the other methods described below.
8.	This Proxy Form should be read with the Notice of Meeting and Management Proxy Circular available at www.cibc.com, www.meetingdocuments.com/astca/cibc, www.sedar.com and www.sec.gov/edgar.shtml.

Method of Voting

To vote by mail	To vote by fax	To vote by online

• Complete, sign and date this Proxy Form • Return it in the envelope provided	• Complete, sign and date this Proxy Form • Send it by fax to 1 866 781-3111 for calls in Canada and the US • Send it by fax to 1 416 368-2502 for calls outside Canada and the US

•  Go to www.astvotemyproxy.com and follow the instructions. You will need the control number printed at the top of this Proxy Form.

•  By email: Complete, sign and date this Proxy Form. Scan and email both sides to proxyvote@astfinancial.com

To ensure your vote is counted, proxies must be received by AST by 10:30 a.m. Eastern Daylight Time on April 7, 2021.

This Proxy is solicited by and on behalf of Management of CIBC

Appointment of Proxyholder

I appoint John P. Manley, Chair of the Board, or failing him, Victor G. Dodig, President and Chief Executive Officer, (management’s nominees)

OR	I appoint (please print name in box)

as my proxyholder, with power of substitution, to attend, vote, withhold from voting or otherwise act on my behalf on all matters that properly come before the Annual Meeting of Shareholders on April 8, 2021 and any adjournment(s) of the meeting as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder’s discretion regarding any amendments or variations and other matters properly brought before the meeting.

Directors and management recommend shareholders vote FOR items 1, 2 and 3:

1.	Election of Directors
		For	Withhold		For	Withhold		For	Withhold
	Charles J. G. Brindamour	☐	☐	Victor G. Dodig	☐	☐	Jane L. Peverett	☐	☐

	Nanci E. Caldwell	☐	☐	Kevin J. Kelly	☐	☐	Katharine B. Stevenson	☐	☐

	Michelle L. Collins	☐	☐	Christine E. Larsen	☐	☐	Martine Turcotte	☐	☐

	Patrick D. Daniel	☐	☐	Nicholas D. Le Pan	☐	☐	Barry L. Zubrow	☐	☐

	Luc Desjardins	☐	☐	Mary Lou Maher	☐	☐

		For	Withhold
2.	Appointment of Ernst & Young LLP as auditors	☐	☐

		For	Against
3.	Advisory resolution on our executive compensation approach	☐	☐

Directors and management recommend shareholders vote AGAINST item 4.

		For	Against	Abstain
4.	Shareholder Proposal 1	☐	☐	☐

Authorized Signature(s) – Sign Here – This section must be completed for your vote to be counted.	Day / Month / Year

Quarterly Reports Request		Annual Report Waiver		To Consent to Electronic Delivery
☐	Mark this box if you WANT to receive (or continue to receive) quarterly financial statements and MD&A. If you do not mark this box, quarterly reports WILL NOT be sent to you in 2021.	☐	Mark this box if you DO NOT WANT to receive the annual financial statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you.	Go to https://ca.astfinancial.com/edelivery, select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

CIBC’s quarterly and annual financial statements and MD&A are available at www.cibc.com on the day they are released.

We are permitted to deliver our Management Proxy Circular to you through notice-and-access as described in the Circular. If you wish to go digital and receive other materials prepared by CIBC, such as notices of meeting, proxy forms, quarterly and annual financial statements and MD&A, and other information by email instead of in hard copy, follow the steps “To Consent to Electronic Delivery” above.

Please see the notes on the reverse side of this Proxy Form.

If you receive more than one proxy, please follow the steps on the reverse side of this Proxy Form for each one.